UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)
(Amendment No. 3)*

RUBICON MINERALS CORPORATION

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

780911103

(CUSIP Number)

McEwen Trading LP

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

(647) 258-0408

With copies to:

George A. Hagerty, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780911103
1.	Names of Reporting Persons McEwen Trading LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canadian limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares (2)
	8.	Shared Voting Power 50,119,686 shares (3)
	9.	Sole Dispositive Power -0- shares (2)
	10.	Shared Dispositive Power 50,119,686 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,964,357 shares (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (4)
13.	Percent of Class Represented by Amount in Row (11) 3.8% (5)
14.	Type of Reporting Person (See Instructions) CO

(1) As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) ownership interests in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) and Lexam Explorations Inc., a corporation organized under the laws of Ontario, Canada (“Lexam”) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon Minerals Corporation (“Rubicon”), dated May 18, 2007 (the “Purchase Agreement”) and (c) Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) of the Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc. (“Lexam U.S.A.”), a Colorado corporation and indirectly wholly-owned subsidiary of Lexam, may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of

CUSIP No. 780911103

Section 13(d) of the Exchange Act, of all of the common shares (the “Common Shares”) of Rubicon deemed beneficially owned by such “group.”  For purposes of this Amendment No. 3 to Schedule 13D, McEwen Trading does not affirm the existence of such group that includes Lexam U.S.A.

(2) McEwen Trading is 97% owned by Mr. McEwen.  Because of such relationship, Mr. McEwen may be deemed to have voting and dispositive power over the Common Shares held by McEwen Trading and as a result, be deemed to be the beneficial owner of Common Shares deemed to be beneficially owned by McEwen Trading.

(3) As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1) (as more fully described in footnote (1)), the following Common Shares that McEwen Trading may be deemed to beneficially own include 50,119,686 Common Shares that Mr. McEwen may be deemed to beneficially own, which consist of: (i) 38,750,000 Common Shares held by Evanachan, (ii) 6,964,357 Common Shares held by McEwen Trading, and (iii) 4,405,329 Common Shares held by Lexam U.S.A., a company that is indirectly owned by Lexam, a company in which, as of April 23, 2009, Mr. McEwen owns 49.4% of the outstanding common shares.

(4) As described in footnote (1) above and the Explanatory Note below, McEwen Trading may be deemed to be part of a group with Mr. McEwen, Evanachan and Lexam, U.S.A., and such group may be deemed to beneficially own, in the aggregate, 50,119,686 Common Shares.  McEwen Trading expressly disclaims beneficial ownership with respect to the Common Shares deemed to be beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A., except to the extent of McEwen Trading’s direct pecuniary interest therein.

(5) Such approximate percentage was based on information filed by Rubicon with the Securities and Exchange Commission (the “SEC”). As described in footnote (1) above and the Explanatory Note below, McEwen Trading may be deemed to be part of a group with Mr. McEwen, Evanachan and Lexam U.S.A., and such group may be deemed to beneficially own, in the aggregate, 50,119,686 Common Shares.  McEwen Trading expressly disclaims beneficial ownership with respect to the Common Shares deemed to be beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A, except to the extent of McEwen Trading’s direct pecuniary interest therein.

CUSIP No.   780911103

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3 to Schedule 13D”) relating to the common shares, no par value per share (the “Common Shares”), of Rubicon Minerals Corporation (“Rubicon”) is being filed individually by McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to reflect the disposition by McEwen Trading and Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”) of their warrants to purchase Common Shares, as more fully described in Item 5.

As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) 100% interest in Evanachan, 97% ownership interest in McEwen Trading and ownership in Lexam Explorations Inc., a corporation organized under the laws of Ontario, Canada (“Lexam”) (as more fully described in this Explanatory Note below) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Purchase Agreement (as more fully described in footnote (1) above) and (c) Rule 13d-5(b)(1) of the Exchange Act (“Rule 13d-5(b)(1)”), Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc., a Colorado corporation (“Lexam U.S.A.”), may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the Common Shares beneficially owned by such “group.”  Lexam U.S.A. is indirectly wholly-owned by Lexam, a Canadian public company that is traded on the TSX Venture Exchange and in which, as of April 23, 2009, Mr. McEwen owns 49.4% of the outstanding common shares.  For purposes of this Amendment No. 3 to Schedule 13D, McEwen Trading does not affirm the existence of such group that includes Lexam U.S.A.

As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1), McEwen Trading may be deemed to beneficially own the Common Shares, in the aggregate, beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A.  McEwen Trading expressly disclaims beneficial ownership with respect to the Common Shares beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A. except to the extent of McEwen Trading’s direct pecuniary interest therein.

Item 4.   Purpose of Transaction

Item 4 is hereby amended as follows:

(a)   McEwen Trading disposed of warrants to purchase 3,571,428 Common Shares as described in Item 5 to this Amendment No. 3 to Schedule 13D. The warrants were set to expire on May 18, 2009.  Due to McEwen Trading’s significant ownership interest in Rubicon, it determined not to invest additional capital in Rubicon at this time.

(b)   Evanachan disposed of warrants to purchase 3,660,714 Common Shares as described in Item 5 to this Amendment No. 3 to Schedule 13D.  The warrants were set to expire on May 18, 2009.  Due to Evanachan’s significant ownership interest in Rubicon, it determined not to invest additional capital in Rubicon at this time.

The disposition of warrants to purchase Common Shares by McEwen Trading and Evanachan does not reflect the views of Lexam U.S.A., Evanachan, McEwen Trading or Mr. McEwen regarding Rubicon’s current or future business prospects.  Mr. McEwen beneficially owns 45,714,357 Common Shares (excluding the Common Shares beneficially owned by Lexam U.S.A., the beneficial ownership of which Mr. McEwen disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of his direct or indirect pecuniary interest therein) and has no current intention to dispose of any of his Common Shares.

CUSIP No.   780911103

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)   As a result of the Purchase Agreement and Rules 13d-3(d)(1)(i) and 13d-5(b)(1) of the Exchange Act, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have acquired beneficial ownership of 61,696,428 Common Shares (as adjusted for rounding) acquired by Evanachan, McEwen Trading and Lexam U.S.A. on May 18, 2007.  After Lexam U.S.A.’s disposition of 1,944,200 Common Shares reported in Amendment No. 1 to Schedule 13D, filed with the SEC on February 21, 2008 (“Amendment No. 1 to Schedule 13D”), Lexam U.S.A.’s disposition of 2,073,900 Common Shares as reported in Amendment No. 2 to Schedule 13D, filed with the SEC on November 3, 2008 (“Amendment No. 2 to Schedule 13D”), Evanachan’s disposition of warrants to purchase 3,660,714 Common Shares as reported in this Amendment No. 3 to Schedule 13D, McEwen Trading’s disposition of warrants to purchase 3,571,421 Common Shares as reported in this Amendment No. 3 to Schedule 13D, McEwen Trading’ disposition of 178,500 Common Shares as reported in this Amendment No. 3 to Schedule 13D, and Lexam U.S.A.’s disposition of 148,000 Common Shares as reported in this Amendment No. 3 to Schedule 13D, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have beneficial ownership of 50,119,686 Common Shares, which represents approximately 27.6% of the outstanding Common Shares, which includes:

(i)                          38,750,000 Common Shares held by Evanachan, a company wholly owned by Mr. McEwen,

(ii)                       6,964,357 Common Shares held by McEwen Trading, a limited partnership 97% owned by Mr. McEwen, and

(iii)                    4,405,329 Common Shares held by Lexam U.S.A., a company that is indirectly owned by Lexam, a Canadian public company traded on the TSX Venture Exchange and of which, as of April 23, 2009, Mr. McEwen owns 49.4% of the outstanding common shares.

After McEwen Trading’s disposition of warrants to purchase 3,571,421 Common Shares and the disposition of 178,500 Common Shares, McEwen Trading beneficially owns 6,964,357 Common Shares, which represents approximately 3.8% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Evanachan and Lexam U.S.A., the beneficial ownership of which McEwen Trading disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of McEwen Trading’s direct pecuniary interest therein.

After Evanachan’s disposition of warrants to purchase 3,660,714 Common Shares, Evanachan beneficially owns 38,750,000 Common Shares, which represents approximately 21.4% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by McEwen Trading and Lexam U.S.A., the beneficial ownership of which Evanachan disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of Evanachan’s direct pecuniary interest therein.

Mr. McEwen beneficially owns 45,714,357 Common Shares, which represents approximately 25.2% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Lexam U.S.A., the beneficial ownership of which Mr. McEwen disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of his direct or indirect pecuniary interest therein.

CUSIP No.   780911103

(c)   (i) McEwen Trading disposed of warrants to purchase 3,571,421 on April 23, 2009. In addition, McEwen Trading disposed of 178,500 Common Shares between October 29, 2008 and April 23, 2009.

(ii)                       Evanachan disposed of warrants to purchase 3,660,714 Common Shares on April 23, 2009.

(iii)                    Lexam U.S.A. disposed of 148,000 Common Shares between October 29, 2008 and April 23, 2009.

(d)   The information contained in the Explanatory Note and Item 5(a) of this Amendment No. 3 to Schedule 13D is incorporated by reference to this Item 5(d).

CUSIP No.   780911103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2009	MCEWEN TRADING LP

	By:	/s/ Robert Ross McEwen
	Name:	Robert Ross McEwen
	Title:	Partner, McEwen Trading LP